Sify Technologies Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113, India.
NOTICE
NOTICE is hereby given that the Fifteenth Annual General Meeting of the Company will be held on Wednesday, September 28, 2011 at 11.00 A.M. at the Registered Office of the Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai , Taramani, Chennai 600 113, India.
Ordinary Business
1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2011 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2011.
2.	To appoint a Director in the place of Dr S K Rao, who retires by rotation, and being eligible, offers himself for reappointment.
3.
To appoint Auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and fix their remuneration. The retiring Auditors M/s C K S Associates, Hyderabad have expressed their intention not to seek re-appointment. A Special Notice in terms of Section 190(1) of the Companies Act, 1956 has been received from a member proposing the appointment of M/s ASA & Associates, Chartered Accountants, Chennai, as Auditors in their place.

In this connection, to consider and if deem fit, to pass with or without modification(s) the following resolution as an Ordinary Resolution:
RESOLVED THAT M/s ASA & Associates, Chartered Accountants, Chennai, bearing Registration No. 009571N be and are hereby appointed as the Auditors of the Company in the place of the retiring Auditors, M/s CKS Associates, Chartered Accountants, Hyderabad, to hold office from the conclusion of the Fifteenth Annual General Meeting until the conclusion of the Sixteenth Annual General Meeting on a remuneration of Rs.20 lakhs exclusive of service tax.

Chennai	By Order of the Board
July 29, 2011	For Sify Technologies Limited

V Ramasubramanian
Company Secretary

Notes:

1.
A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on his behalf and such proxy need not be a member of the Company. Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.
In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the proposed resolution set out in the Notice to the shareholders of the Fifteenth Annual General Meeting of the Company to be held on September 28, 2011
Item No. 3. Change of Statutory Auditors
The Company has received a letter dated July 28, 2011 from M/s CKS Associates, Chartered Accountants, Hyderabad, the present Statutory Auditors, expressing their unwillingness to seek reappointment at this Annual General Meeting.
In terms of the provisions of Section 225 of the Companies Act, 1956, the Company has received a Special Notice under Section 190 of the Companies Act, 1956 from M/s Infinity Satcom Universal Private Limited, a member, proposing M/s ASA & Associates, Chartered Accountants, Chennai, as the Statutory Auditors of the Company in the place of M/s CKS Associates, the retiring Statutory Auditors, for the financial year 2011-12 at the ensuing Annual General Meeting along with a deposit of Rs.500/-
The Company also received a letter dated July 28, 2011 from M/s ASA & Associates, Chartered Accountants, Chennai, confirming that their appointment as the Statutory Auditors of the Company, if made, at the ensuing Annual General Meeting, would be in accordance with the limits specified in Section 224(1B) of the Companies Act, 1956.
Your Directors place before the shareholders the letters received from M/s CKS Associates, M/s ASA & Associates and the Special Notice from M/s Infinity Satcom Universal Private Limited and recommends the appointment of M/s ASA & Associates, Chartered Accountants, Chennai, as the Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting. An Ordinary Resolution is therefore placed before the shareholders for consideration and approval.
Memorandum of interest
None of the Directors are concerned or interested in the resolution.
Inspection of documents:
The letters dated July 28, 2011 received from M/s C K S Associates, Chartered Accountants, Hyderabad and from M/s ASA & Associates, Chartered Accountants, Chennai and the Special Notice under Section 190 of the Companies Act, 1956 from M/s Infinity Satcom Universal Private Limited are available for inspection at the Registered Office of the Company on any day during the working hours till the date of the meeting.

Chennai	By Order of the Board
July 29, 2011	For Sify Technologies Limited

V Ramasubramanian
Company Secretary